

Mail Stop 4720

October 1, 2018

Brian W. Maass
Executive Vice President and Chief Financial Officer
TCF Financial Corporation
200 Lake Street East
Wayzata, Minnesota 55391-1693

     Re: TCF Financial Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 23, 2018
          File No. 001-10253

Dear Mr. Maass:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Gus Rodriguez

                  Gus Rodriguez
                  Accounting Branch Chief
                  Office of Financial Services